UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

SHARPS COMPLIANCE CORP.
(Name of Subject Company — Issuer)

RAVEN HOUSTON MERGER SUB, INC.
(Name of Filing Persons — Offeror)
a subsidiary of

RAVEN BUYER, INC.
(Name of Filing Persons — Parent of Offeror)
controlled by

AURORA EQUITY PARTNERS VI L.P.,
AURORA EQUITY PARTNERS VI-A L.P.
AURORA ASSOCIATES VI L.P.
(Name of Filing Persons — Other Persons)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

820017101
(CUSIP Number of Class of Securities)

Raven Houston Merger Sub, Inc.
c/o Raven Buyer, Inc.
11611 San Vicente Blvd Suite 800
Los Angeles, CA 90049
Attention: Angela Klappa, Chief Executive Officer and President
(310) 551-0101

Copies to:
Ari B. Lanin
Daniela Stolman
Gibson, Dunn & Crutcher LLP
2029 Century Park East, Suite 4000
Los Angeles, CA 90067
(310) 552-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2022, as amended by Amendment No. 1 thereto filed with the SEC on July 27, 2022 (as amended, the “Schedule TO”), and relates to the offer by Raven Houston Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Raven Buyer, Inc. (“Parent”), a Delaware corporation, and a wholly owned subsidiary of Raven Intermediate, Inc., a Delaware corporation, which is wholly-owned by Raven Parent, Inc., a Delaware corporation, which in turn is controlled by Aurora Equity Partners VI L.P., a Delaware limited partnership, Aurora Equity Partners VI-A L.P., a Delaware limited partnership, and Aurora Associates VI L.P., a Delaware limited partnership (Aurora Equity Partners VI L.P., Aurora Equity Partners VI-A L.P. and Aurora Associates VI L.P. are collectively referred to as the “Aurora Funds” and, together with Purchaser and Parent, the “Filing Persons”), which are managed by Aurora Capital Partners VI L.P., as general partner, which in turn is managed by Aurora Capital Partners UGP LLC, as general partner, to purchase all outstanding shares of common stock, par value $0.01 per share (individually, a “Share” and collectively, the “Shares”), of Sharps Compliance Corp. (“Sharps”), a Delaware corporation, for $8.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.  This Amendment, among other things, adds the Aurora Funds as co-bidders and signatories to the Schedule TO.  Responses to all items in the Schedule TO, as amended by this Amendment, are addressed for all Filing Persons, including the Aurora Funds.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference.  This Amendment should be read together with the Schedule TO.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Items 1 through 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in Item 7(b) of the Schedule TO is hereby amended and restated in its entirety to read as follows:

“(b)          The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.”

The information set forth in each of (1) the third paragraph of the cover page of the Offer to Purchase and (2) the fourth paragraph of the Offer to Purchase under the heading “Introduction” is hereby amended and restated in its entirety to read as follows:

“At a meeting duly called and held on July 11, 2022, after careful consideration, including review of the terms and conditions of the Offer in consultation with certain members of Sharps’s senior management as well as Sharps’s financial and legal advisors, and after considering its fiduciary duties under Delaware law, the board of directors of Sharps unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of Sharps and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and (iii) resolved to recommend on behalf of Sharps that Sharps’s stockholders accept the Offer and tender their Shares pursuant to the Offer.”

The information set forth in the second bullet of the first paragraph of the Offer to Purchase under the heading “Summary Term Sheet—What are the most significant conditions to the Offer?” is hereby amended and restated in its entirety to read as follows:

“☐
prior to the expiration of the Offer, the applicable waiting period under the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in respect of the transactions contemplated by the Merger Agreement having expired or having been terminated (the “HSR Condition”).  The HSR Condition was satisfied on August 8, 2022 when the waiting period under the HSR Act expired.  See Section 15 — “Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance.””

The information set forth in the first paragraph of the Offer to Purchase under the heading “Summary Term Sheet—What does the board of directors of Sharps recommend regarding the Offer?” is hereby amended and restated in its entirety to read as follows:

“At a meeting duly called and held on July 11, 2022, after careful consideration, including review of the terms and conditions of the Offer in consultation with certain members of Sharps’s senior management as well as Sharps’s financial and legal advisors, and after considering its fiduciary duties under Delaware law, the board of directors of Sharps unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of Sharps and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and (iii) resolved to recommend on behalf of Sharps that Sharps’s stockholders accept the Offer and tender their Shares pursuant to the Offer.”

The information set forth in the first paragraph of the Offer to Purchase under the heading “Introduction” is hereby amended and restated in its entirety to read as follows:

Raven Houston Merger Sub, Inc., a Delaware corporation (“Purchaser” “we,” “our,” or “us”), is a wholly-owned subsidiary of Raven Buyer, Inc., a Delaware corporation (“Parent”), which is controlled by the Aurora Funds (as defined herein), which are managed by Aurora Capital Partners Management VI L.P., as general partner, which in turn is managed by Aurora Capital Partners UGP LLC, as general partner. Purchaser is offering to purchase all outstanding shares of common stock, par value $0.01 per share (individually, a “Share” and collectively, the “Shares”), of Sharps Compliance Corp. (“Sharps”), a Delaware corporation, for $8.75 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).  For the avoidance of doubt, references herein to the “Offer” refer to the Offer as it may be extended from time to time, unless indicated otherwise.

The information set forth in the seventh paragraph of the Offer to Purchase under the heading “Introduction” is hereby amended and restated in its entirety to read as follows:

“The Offer is conditioned upon, among other things: (i) prior to the expiration of the Offer, there being validly tendered (not counting as validly tendered any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) and not validly withdrawn a number of Shares that, together with the Shares, if any, then owned by Parent or any of its subsidiaries, would represent at least one Share more than fifty percent (50%) of the number of Shares that are then issued and outstanding as of the expiration of the Offer on a fully diluted basis (which means, as of any time, the number of Shares outstanding, together with all Shares that Sharps would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, including after giving effect to the cancellation Sharps Options (as defined below) in accordance with Section 13 — “The Transaction Documents — The Merger Agreement — Treatment of Sharps Stock Options,” and regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) (the “Minimum Condition”); and (ii) prior to the expiration of the Offer, the applicable waiting period under the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in respect of the transactions contemplated by the Merger Agreement having expired or having been terminated (the “HSR Condition”).  The HSR Condition was satisfied on August 8, 2022 when the waiting period under the HSR Act expired.  See Section 15 — “Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance.””

The information set forth in the second paragraph of the Offer to Purchase under the heading the Offer under Section 1 —“Terms of the Offer” is hereby amended and restated in its entirety to read as follows:

“The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Condition.  We can waive certain conditions of the Offer without the consent of Sharps.  We cannot, however, amend or waive the Minimum Condition.”

The information set forth in the Offer to Purchase under the heading the Offer under Section 8 — “Certain Information Concerning Sharps” is hereby amended and supplemented to add, before the last paragraph in such section, the following:

“Certain Litigation.  On August 4, 2022, Dan Rodenbach filed a lawsuit concerning the transactions contemplated by the Merger Agreement (the “Transactions”) against Sharps and the directors of Sharps in the U.S. District Court for the Southern District of New York.  The case is captioned Rodenbach v. Sharps Compliance Corp. et al., Case No. 1:22-cv-006647 (S.D.N.Y.).  On August 5, 2022, Jeffrey D. Justice, II and Marc Waterman filed additional similar lawsuits concerning the Transactions against Sharps and the directors of Sharps in the U.S. District Court for the Southern District of New York.  Those cases are captioned Justice v. Sharps Compliance Corp. et al., Case No. 1:22-cv-06689 (S.D.N.Y.), and Waterman v. Sharps Compliance Corp. et al., Case No. 1:22-cv-06697 (S.D.N.Y.). The three lawsuits assert that Sharps misrepresented or omitted material information pertaining to the Transactions in the Schedule 14D-9 filed on July 25, 2022, including but not limited to the alleged omission of material information regarding the engagement of, and the financial analyses conducted by, Raymond James & Associates, Inc. in connection with the Transactions, and with respect to the alleged omission of material information regarding Sharps’s financial projections.  The lawsuits collectively assert claims under Sections 14 and 20 of the Exchange Act and the rules promulgated thereunder.  The complaints seek injunctive relief, damages, declaratory relief, litigation costs, and other unspecified costs and relief.

As of August 8, 2022, Sharps has also received six stockholder demand letters, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

The outcome of these lawsuits and demand letters cannot be predicted with certainty; however, Sharps believes that they are without merit and intends to vigorously defend against them.  Additional lawsuits or demand letters may be filed against or received by Sharps, its directors, or other parties in connection with the Transactions.  If additional similar complaints or demand letters are filed or served, absent new or different allegations that are material, Sharps will not necessarily announce such additional filings.”

The information set forth in the third paragraph of the Offer to Purchase under the heading the Offer under Section 9 — “Certain Information Concerning Purchaser and Parent and the Aurora Funds” is hereby amended and supplemented to add the following:

“Curtis Bay Medical Waste Services (“Curtis Bay”) is a wholly-owned indirect subsidiary of Parent, and is in turn indirectly owned and controlled by the Aurora Funds.  Curtis Bay includes CBE Acquisition Corp., a Delaware corporation indirectly controlled by Parent.  CBE Acquisition Corp. has several subsidiaries, including, but not limited to, Curtis Bay Medical Waste Services, LLC, a Delaware limited liability company.  Curtis Bay provides comprehensive medical waste solutions including collection, transfer, transportation, recycling, waste reduction, sharps management, disposal, and consulting services to hospitals, medical offices, pharmacies and other healthcare providers. The company is dedicated to delivering customized, professional responses to all medical waste disposal challenges.”

The information set forth in the fourth and fifth paragraphs of the Offer to Purchase under the heading the Offer under Section 9 — “Certain Information Concerning Purchaser and Parent and the Aurora Funds” is hereby amended and restated in its entirety to read as follows:

“The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser, and each member of the board of managers and executive officer of Aurora Capital Partners UGP LLC, the general partner of Aurora Capital Partners VI L.P., which manages each of the Aurora Funds, are set forth on Schedule I hereto.

During the last five years, none of Parent, Purchaser or any of the Aurora Funds or, to the best knowledge of Parent, Purchaser or each of the Aurora Funds, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of such laws.”

The information set forth in the Offer to Purchase under the heading the Offer under Section 10 — “Source and Amount of Funds—Debt Financing” is hereby amended and restated in its entirety to read as follows:

“In connection with its entry into the Merger Agreement, Parent entered into a debt commitment letter (the “Debt Commitment Letter”) with certain financial institutions, providing for incremental commitments to Parent’s existing credit facilities, comprised of (i) a senior secured incremental term loan facility in an aggregate principal amount of $95.0 million (the “Incremental Term Loan Credit Facility”) and (ii) an increase to Parent’s existing senior secured revolving credit facility in an aggregate principal amount of $15.0 million (the “Incremental Revolving Credit Facility” and, together with the Incremental Term Loan Credit Facility, the “Incremental Facilities”).

It is anticipated that the proceeds of the Incremental Facilities will be used to partially finance the Merger Amount, refinance existing indebtedness of Sharps and its subsidiaries, to make certain distributions to the Aurora Funds in respect of the Equity Financing, pay related fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to provide for ongoing working capital and for other general corporate purposes of the Parent and its subsidiaries (including Company and its subsidiaries after giving effect to the Offer and the Merger).

The Incremental Facilities will have the same maturity date of the existing credit facilities of the Parent, which is February 1, 2027.  The Incremental Term Loan Credit Facility will amortize quarterly, starting the first full fiscal quarter after the date of funding, in installments equal to 0.25% of the principal amount of the Incremental Term Loan Facility, with the balance of the Incremental Term Loan Credit Facility being due and payable on February 1, 2027.  The amounts outstanding under the Incremental Facilities will bear interest at a rate per annum equal to, at the Parent’s option, the base rate or the adjusted term SOFR rate, plus, in each case, an applicable margin.  The applicable margin for the first four fiscal quarters after the funding date shall be 5.00% per annum for base rate loans and 6.00% per annum for adjusted term SOFR rate loans, and, thereafter, subject to a leverage-based pricing grid as set forth in the Debt Commitment Letter.  Other than in respect of the mandatory amortization payments as set forth above, there are no current plans to repay the Incremental Term Loan Credit Facility prior to its stated maturity.

The definitive documentation for the Debt Financing as contemplated by the Debt Commitment Letter will contain covenants, events of default and other terms and provisions that have been agreed with the financial institutions and are set forth on the term sheet attached as an exhibit to the Debt Commitment Letter and otherwise consistent with the “Documentation Principles” contemplated by the Debt Commitment Letter.

The availability of the Debt Financing is subject to, among other things:

•	the substantially concurrent consummation of the Merger in accordance with the Merger Agreement in all material respects;

•
the consummation of the Equity Financing (as may be reduced pursuant to the terms of the Equity Commitment Letter) in an amount equal to the Minimum Equity Contribution (as defined in the Debt Commitment Letter) and the substantially concurrent consummation of the Refinancing (as defined in the Debt Commitment Letter);

•	the execution and delivery of definitive documentation as set forth in the Debt Commitment Letter;

•	no Material Adverse Effect (as defined as in the Merger Agreement) has occurred since the date of the Merger Agreement;

•	the receipt by lenders of certain audited and unaudited financial statements of Sharps and its subsidiaries;

•	the payment of all applicable fees and expenses;

•
the receipt by the lenders of documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act and 31 C.F.R. §1010.230) at least ten business days prior the date of funding; and

•	the accuracy of the Specified Acquisition Agreement Representations and the Specified Representations (each as defined in the Debt Commitment Letter).

The foregoing summary description of the Debt Commitment Letter does not purport to be a complete description of the terms and conditions of the Debt Commitment Letter and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is attached as an exhibit to the Schedule TO.”

The information set forth in the third paragraph of the Offer to Purchase under the heading the Offer under Section 13 — “The Transaction Documents—The Merger Agreement” is hereby amended and restated in its entirety to read as follows:

“The Offer.  The Merger Agreement provides that Purchaser must commence the Offer as promptly as reasonably practicable, and in any event within thirteen calendar days of the date of the Merger Agreement.  Our obligation to accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the satisfaction or waiver by Parent or Purchaser of the other conditions set forth in Section 15 — “Conditions of the Offer.”  We can waive certain conditions to the Offer without the consent of Sharps.  We cannot, however, amend or waive other conditions, including the Minimum Condition.  The Merger Agreement provides that each Sharps stockholder who tenders Shares in the Offer will receive $8.75 for each Share validly tendered and not validly withdrawn, net to the seller in cash, without interest and less any applicable withholding taxes.  We have agreed that, unless otherwise contemplated in the Merger Agreement, without the consent of Sharps, we will not: […]”

The information set forth in the third paragraph of the Offer to Purchase under the heading the Offer under Section 13 — “The Transaction Documents—The Merger Agreement—Consents and Approvals” is hereby amended and restated in its entirety to read as follows:

“Furthermore, Parent, Purchaser and Sharps have agreed to make (and to cause their respective ultimate parent entities to make) any necessary filings under the HSR Act as soon as practicable and no later than thirteen days after execution of the Merger Agreement.  Each of Parent and Sharps agreed to furnish promptly to the FTC, the Antitrust Division, and any other requesting governmental entity any additional information requested by either of them pursuant to the HSR Act or any other antitrust or related law in connection with such filings, including all documents or information requested under 16 C.F.R. § 803.20 or other rules under the HSR Act.  On July 22, 2022, Aurora Equity Partners VI L.P. submitted the necessary filings under the HSR Act.  On August 8, 2022, the waiting period under the HSR Act expired and the HSR Condition was satisfied.”

The information set forth in the first bullet point of the first paragraph of the Offer to Purchase under the heading the Offer under Section 13 — “The Transaction Documents—The Merger Agreement—Conditions to the Merger” is hereby amended and supplemented to add the following:

“The HSR Condition was satisfied on August 8, 2022 when the waiting period under the HSR Act expired.”

The information set forth in the first two paragraphs of the Offer to Purchase under the heading the Offer under Section 13 — “The Transaction Documents—Tender and Support Agreement” is hereby amended and restated in its entirety to read as follows:

“On July 12, 2022, in connection with the execution and delivery of the Merger Agreement, the following executive officers of Sharps:  W. Patrick Mulloy II, Chief Executive Officer and President of Sharps, and Eric T. Bauer, the Executive Vice President and Chief Financial Officer of Sharps,and all of Sharps’ current directors, consisting of : W. Patrick Mulloy II, Sharon R. Gabrielson, Parris H. Holmes, Susan N. Vogt, and Gary R. Enzor, (collectively, the “Supporting Stockholders”) entered into a Tender and Support Agreement with Parent and Purchaser (the “Tender and Support Agreement”).

Pursuant to the Tender and Support Agreement, the Supporting Stockholders have agreed to tender in the Offer all Shares beneficially owned by such stockholders (which represent approximately 4.0% of the Shares issued and outstanding), and not withdraw any such Shares previously tendered. The Supporting Stockholders have also agreed to vote all Shares beneficially owned by them, among other things, (i) in favor of the Merger, the adoption of the Merger Agreement, and any other matters relating to and/or necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement; (ii) against any action, proposal, agreement, or transaction made in opposition to or competition with the merger or the Merger Agreement, including, without limitation, any Acquisition Proposal, including any Superior Proposal (or any proposal relating to or intended to facilitate an Acquisition Proposal or a Superior Proposal), and (iii) against any action, agreement or transaction that would or would be reasonably expected to impede, interfere with, delay, postpone, frustrate, prevent or adversely affect the timely consummation of the Offer, the Merger or any of the transactions contemplated by the Merger Agreement.”

The information set forth in the first paragraph of the Offer to Purchase under the heading the Offer under Section 15 — “Conditions of the Offer” is hereby amended and restated in its entirety to read as follows:

“Capitalized terms used in this “The Offer—Section 15—Conditions of the Offer,” but not defined herein have the respective meanings given to them in the Merger Agreement.

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, subject to the terms of the Merger Agreement, may delay the acceptance for payment of, or payment for, Shares or may terminate or amend the Offer, if:

(a)          the Minimum Condition is not satisfied;

(b)          prior to the Expiration Date, the applicable waiting period under the HSR Act in respect of the transactions contemplated by the Merger Agreement has not expired or been terminated (such waiting period expired on August 8, 2022);

[…]”

The information set forth in the Offer to Purchase under the heading the Offer under Section 15 — “Conditions of the Offer” is hereby amended and supplemented to add the following:

“The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent, in whole or in part at any applicable time or from time to time in their sole discretion.  The determination as to whether a condition has been satisfied will be in the reasonable judgment of Purchaser and Parent and, subject to applicable law, will be final and binding on all parties.

The foregoing conditions shall be in addition to, and not a limitation of, the right of Purchaser and Parent to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.  See Section 13 — “The Transaction Documents—The Merger Agreement—Amendment and Waiver” for a description of the conditions which the parties to the Merger Agreement have the right to amend or waive.

All conditions to the Offer must be satisfied or waived as of the Expiration Date, unless extended by Purchaser.  If any condition to the Offer is not satisfied or waived by any scheduled Expiration Date, Purchaser will extend the Offer for successive periods of up to ten Business Days per extension until all of the conditions, including the HSR Condition, are satisfied or waived.  In addition, Purchaser will extend the Offer for any period or periods of time required by any applicable law, or applicable rules, regulations, interpretations or positions of the SEC or its staff.  However (i) if, on the scheduled Expiration Date or any extension thereof, all conditions to the Offer other than the Minimum Condition have been satisfied or waived, Purchaser will only be required to extend the Offer beyond such date for one additional period not to exceed an aggregate of ten Business Days to permit the Minimum Condition to be satisfied, and (ii) in no event will Purchaser be required to extend the Offer beyond the Outside Date.”

The information set forth in the fourth paragraph of the Offer to Purchase under the heading the Offer under Section 16 — “Certain Legal Matters; Regulatory Approvals—Antitrust Compliance” is hereby amended and restated in its entirety to read as follows:

“All conditions to the Offer must be satisfied or waived as of the Expiration Date, unless extended by Purchaser.  If any condition to the Offer is not satisfied or waived by any scheduled Expiration Date, we will extend the Offer for successive periods of up to ten Business Days per extension until all of the conditions are satisfied or waived.  In addition, we will extend the Offer for any period or periods of time required by any applicable law, or applicable rules, regulations, interpretations or positions of the SEC or its staff.  However (i) if, on the scheduled Expiration Date or any extension thereof, all conditions to the Offer other than the Minimum Condition have been satisfied or waived, Purchaser will only be required to extend the Offer beyond such date for one additional period not to exceed an aggregate of ten Business Days to permit the Minimum Condition to be satisfied, and (ii) in no event will Purchaser be required to extend the Offer beyond the Outside Date.”

The information set forth in Schedule I to the Offer to Purchase is hereby amended and supplemented to add the following:

“MEMBERS OF THE BOARD OF MANAGERS AND EXECUTIVE OFFICERS OF AURORA CAPITAL PARTNERS UGP LLC

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each member of the board of managers and executive officer of Aurora Capital Partners UGP LLC, the general partner of Aurora Capital Partners VI L.P., which manages each of the Aurora Funds. are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Aurora Funds or any of their affiliates.  All directors and executive officers listed below are United States citizens.

Name and Position	Business Office Address	Present Principal Occupation or Employment and Employment History
Robert Fraser Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049	Robert Fraser is a Partner at Aurora Capital Partners. Mr. Fraser joined Aurora Capital Partners in 2007. Previously, he was a Senior Associate at BC Partners in New York.

Joshua Klinefelter Member of the Board of Managers and Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Joshua Klinefelter is a Partner at Aurora Capital Partners.  Mr. Klinefelter joined Aurora Capital Partners in 1999.  Previously, he was in the Investment Banking Division of Bear Stearns in both the New York and Los Angeles offices.

Matthew Laycock Member of the Board of Managers and Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Matthew Laycock is a Partner at Aurora Capital Partners.  Mr. Laycock joined Aurora Capital Partners in 2004.  Previously, he was at Castle Harlan and in the Investment Banking Division of J.P. Morgan where he was a member of the Industrials Group in New York.

John Mapes Member of the Board of Managers and Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049	John Mapes is a Partner at Aurora Capital Partners. Mr. Mapes joined Aurora Capital Partners in 1992. Previously, he was in the Corporate Finance Group at Salomon Brothers.

Randy Moser Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Randy Moser is a Partner at Aurora Capital Partners.  Mr. Moser joined Aurora Capital Partners in 2006.  Previously, he was a Senior Associate at Bertram Capital Management and in the Investment Banking Division of Merrill Lynch where he was a member of the Global Industries Group in Los Angeles.

Mark Rosenbaum Member of the Board of Managers and Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Mark Rosenbaum is a Partner at Aurora Capital Partners.  Mr. Rosenbaum joined Aurora Capital Partners in 2001.  Previously, he was at Summit Partners and in the Investment Banking Division of Montgomery Securities.

Andrew Wilson Partner	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Andrew Wilson is a Partner at Aurora Capital Partners.  Mr. Wilson joined Aurora Capital Partners in 2008.  Previously, he was in the Investment Banking Division of Bank of America where he was a member of the Mergers & Acquisitions Group in New York.

Robert West Chief Financial Officer	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Robert West is Chief Financial Officer of Aurora Capital Partners.  Mr. West joined Aurora Capital Partners in 2011.  Previously, he was Chief Financial Officer at Northgate Capital, BGC Partners and Thomas Weisel Partners Group.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the exhibits being filed herewith.

Exhibit Number	Description
(d)(10)*	Commitment Letter, dated as of July 12, 2022, by and among Raven Buyer Inc., and Antares Capital LP, as agent and lead arranger, and Antares Holdings LP, as committed lender.
107	Filing Fee Table.

*
Portions of this exhibit have been omitted  in accordance with 17 C.F.R. 240.601(b)(2).  The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.  The location of the redacted confidential information is indicated in the exhibit as “[***]”.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2022	Raven Houston Merger Sub, Inc.

	By:	/s/ Angela Klappa
		Name:	Angela Klappa
		Title:	Chief Executive Officer and President

Raven Buyer, Inc.

	By:	/s/ Angela Klappa
		Name:	Angela Klappa
		Title:	Chief Executive Officer and President

Aurora Equity Partners VI L.P.

	By:	Aurora Capital Partners VI L.P.,
its General Partner

		By:	Aurora Capital Partners UGP LLC,
its General Partner

			By:	/s/ Robert K. West
				Name:	Robert K. West
				Title:	Chief Financial Officer

Aurora Equity Partners VI-A L.P.

	By:	Aurora Capital Partners VI L.P.,
its General Partner

		By:	Aurora Capital Partners UGP LLC,
its General Partner

			By:	/s/ Robert K. West
				Name:	Robert K. West
				Title:	Chief Financial Officer

Aurora Associates VI L.P.

	By:	Aurora Capital Partners VI L.P.,
its General Partner

		By:	Aurora Capital Partners UGP LLC,
its General Partner

			By:	/s/ Robert K. West
				Name:	Robert K. West
				Title:	Chief Financial Officer